July 29, 2010

Via EDGAR transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:   Courtney Hasely

Re:          Virtusa Corporation: Registration Statement on Form S-3 (File No. 333-167505)

Dear Ms. Hasely:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Virtusa Corporation (the “Registrant”) does hereby respectfully request acceleration of the effective time of the above-referenced Registration Statement so that it may become effective at 4:30 p.m. (Washington, DC time) on Friday, July 30, 2010 or as soon as practicable thereafter.

The Registrant hereby acknowledges the following:

•                  should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact me at (508) 389-7450 or Edward A. King of Goodwin Procter LLP at (617) 570-1346.

Sincerely,

VIRTUSA CORPORATION

By:	/s/ Paul D. Tutun, Esq.
	Name:	Paul D. Tutun, Esq.
	Title:	Senior Vice President,
General Counsel & Assistant Secretary